

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 4, 2010

By U.S. Mail and facsimile (405) 742-1805

Mr. Rick Green
Chief Executive Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, Oklahoma 74074

    Re: Southwest Bancorp, Inc.
       Form 10-K for December 31, 2008
       Form 10-Q for September 30, 2009
       File Number 001-34110

Dear Mr. Green:

  We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and have no further comments at this time. Please contact me at (202) 551-3234 with any questions.

        Sincerely,

        Eric Envall